UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 12, 2014

Commission File Number: 000-52311

PLAY LA INC.

20 Mount Clapham, St. Michael, Barbados, BB 14005

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                     Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): No [X] Yes

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): No [X] Yes

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our" refer to Play LA Inc. Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the common shares in our capital stock.

Press Release

Play LA Inc. ("the Company"), announces that it has filed a Statement of Claim against SecureOne Corporation and the eleven major shareholders of SecureOne Corporation, in the Eastern Caribbean Supreme Court High Court of Justice (Commercial Division) British Virgin Islands,

for breach of the Share Purchase Agreement they signed on December 12, 2012 with the Company. The claim seeks damages in the amount of $10,798,500 plus interest and the Company’s legal costs.

The Defendants have responded with their Statement of Defence, and the Claim now moves to the Case Management Conference in order to set down directions as to disclosure and discovery, in advance of a trial date in 2015.

Exhibits.

      The following exhibits are being furnished as part of this Report.

Exhibit
Number	Description

10.7	Share Purchase Agreement with NFC Data Inc. (filed on Form 6K December 12, 2012)

99.1 Press release

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAY LA INC.

Date: December 12, 2014	By:	/s/ David Hallonquist
David Hallonquist

Chief Executive Officer